Correspondence

                                DENNIS BROVARONE
                          ATTORNEY and COUNSELOR at LAW
                            18 Mountain Laurel Drive
                            Littleton, Colorado 80127
                               Phone: 303 466 4092
                                Fax: 303 466 4826


                           FACSIMILE TRANSMITTAL SHEET

DATE:    November 2, 2007

TO:      Laura Nicholson SEC Div of Corp. Finance

FAX #:   202 772 9368

NUMBER OF PAGES (Including Cover Sheet):    4

Re:   Amish Naturals, Inc.  SB-2 Registration Statement
                            File # 333-146609

As per our telephone conversation of this morning, following is the response letter to the Staff comments of October 31, 2007. The letter reproduces the substantive changes made in the amendment filed on EDGAR with response letter.

I will call you on Tuesday of next week to see if you have had a chance to review the amendment and response. Thank you and please call as necessary.

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